UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EasyLink Services Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

27784T101

(CUSIP Number)

Patrick G. Jones, Esq.,

Executive Vice President,

Chief Legal Officer and Secretary

PTEK Holdings, Inc.

3399 Peachtree Road

The Lenox Building, Suite 700

Atlanta, Georgia 30326

(404) 262-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  27784T101

1.	Name of Reporting Persons, S.S. or I.R.S. Identification Nos. of above persons (entities only): PTEK Holdings, Inc., FEIN 59-307416

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,423,980(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 1,423,980(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,980(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)	All such shares are reported as beneficially owned by virtue of the Reporting Person’s right to acquire such shares pursuant to that certain Share Purchase Agreement dated February 27, 2003, between the Reporting Person and AT&T Corp., a copy of which is filed as an exhibit to the initial Schedule 13D filed by the Reporting Person on March 10, 2003. Upon the consummation of the transactions contemplated by such agreement, the Reporting Person will have sole voting power and sole dispositive power over such shares.

(2)	Reflects the relationship of the number of shares of Class A Common Stock of the Issuer that the Reporting Person beneficially owns bears to the 42,311,104 shares of the Class A Common Stock outstanding at August 1, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 18, 2003).

This Amendment No. 1 to the statement on Schedule 13D filed by the Reporting Person on March 10, 2003, is being filed to report that the Reporting Person no longer beneficially owns more than 5% of the outstanding shares of Class A Common Stock of the Issuer and, as such, constitutes the final amendment to such Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)—(b) As previously reported, the Reporting Person may be deemed to beneficially own 1,423,980 shares of Class A Common Stock. On August 18, 2003, the Issuer filed a quarterly report on Form 10-Q with the Securities and Exchange Commission which reported that, as of August 1, 2003, there were 42,311,104 shares of Class A Common Stock outstanding. Based on such number of outstanding shares, the shares of Class A Common Stock held by the Reporting Person constitute approximately 3.4% of the total outstanding shares of Class A Common Stock. As a result, this Amendment No.1 constitutes the final amendment to the statement on Schedule 13D filed by the Reporting Person on March 10, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PTEK HOLDINGS, INC.

By:	/s/ Patrick G. Jones
Name: Patrick G. Jones Title: Executive Vice President, Chief Legal Officer and Secretary

Date: August 21, 2003